UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 001-33434

CREDIT SUISSE

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH-8070 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

Explanatory note

This Report on Form 6-K contains the exhibit set forth below.  This report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-158199) of Credit Suisse, Credit Suisse Group AG and certain of their subsidiaries.

Exhibit 1.1: Distribution Agreement dated May 26, 2009, among Credit Suisse, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to the issue and sale from time to time by Credit Suisse, directly or through any of its branches, of its warrants (including (i) the form of Warrant Agreement between Credit Suisse and The Bank of New York Mellon, as warrant agent, and (ii) the forms of warrants).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE

Date: June 1, 2009	By:	/s/ Grace Koo
		Name:	Grace Koo
		Title:	Authorized Signatory

	By:	/s/ Peter Feeney
		Name:	Peter Feeney
		Title:	Authorized Signatory